

August 9, 2024

Warren E. Buffett
Chairman and Chief Executive Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

>   **Re: Berkshire Hathaway Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 15, 2024**
>   **File No. 001-14905**

Dear Warren E. Buffett:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance Table, page 8

1.   Item 402(v)(2)(iii) of Regulation S-K specifies the calculations required to derive compensation actually paid. These calculations relate exclusively to defined benefit and actuarial pension plan and stock and option award amounts. It appears, however, that in calculating compensation actually paid for your principal executive officer, you have subtracted the amounts included in the "All Other Compensation" column of the Summary Compensation Table. Please confirm that, in future filings, the compensation actually paid calculations will be conducted in accordance with Item 402(v)(2)(iii) of Regulation S-K. In addition, compensation actually paid calculations must be included in a footnote, pursuant to Item 402(v)(3) of Regulation S-K.

2.   The net earnings (loss) amounts included in your pay versus performance table for the fiscal years presented do not agree to the net earnings (loss) amounts reported in your audited GAAP financial statements. It appears that you use net earnings (loss) attributable

to Berkshire Hathaway shareholders, as reported in your audited GAAP financial statements. Please confirm that, in future filings, you will include net earnings (loss) without adjustment for all years covered by the table. See Item 402(v)(2)(v) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08.

3. Please confirm that, in future filings, you will provide disclosure regarding the relationship between compensation actually paid and net earnings (loss). See Item 402(v)(5)(ii) of Regulation S-K. If you include information in addition to that specified in Item 402(v) of Regulation S-K, such as the relationship between compensation actually paid and operating earnings, please ensure that such disclosure is "clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson at 202-551-3584 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program